

Mail Stop 4561

August 16, 2016

Jerome P. Grisko, Jr.
Chief Executive Officer
CBIZ, Inc.
6050 Oak Tree Boulevard, South
Suite 500
Cleveland, Ohio 44131

     Re: **CBIZ, Inc.**
            Form 10-K for the fiscal year ended December 31, 2015
            Filed March 8, 2016
            Form 8-K furnished February 22, 2016
            File No. 001-32961

Dear Mr. Grisko:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                 Sincerely,

                 /s/ Stephen Krikorian

                 Stephen Krikorian
                 Accounting Branch Chief
                 Office of Information Technologies
                 and Services